

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

1-15266

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Act of 1934

P.E. 6-3-02

For the month of June, 2002

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)


SEC MAIL PROCESSING
RECEIVED
JUN 14 2002
WASH. D.C.
SECTION

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____.)

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF MARCH 31
(Expressed in millions of Chilean pesos)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile ("the Bank") with the Chilean Superintendency of Banks and Financial Institutions informing the acquisition of 100% of PROMARKET S.A. and the establishment of said Corporation as a new Subsidiary of the Bank.

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF MARCH 31
(Expressed in millions of Chilean pesos)

Santiago, June 12, 2002

Mr.
Enrique Marhall Rivera
Superintendent of Banks and
Financial Institutions

Mr. Superintendent:

According to Articles 9° and 10° of the Securities Law N° 18,045 and Chapter 18-10 of said Superintendency Regulations, I inform as an essential fact, that Banco de Chile (99%) and Banchile Asesoria Financiera S.A., a wholly owned subsidiary (1%), have acquired 100% of the shares of PROMARKET S.A., a closed Corporation (*Sociedad Anonima Cerrada*) , by public deeds dated June 12, 2002, before the Notary Public of Santiago, Mr. Rene Benavente Cash.

As stated in your authorization letter dated May 3, 2002, PROMARKET S.A. will promote and sell Banco de Chile's products and services, together with those of the bank's subsidiaries; will give legal advisory services, and will pre-evaluate and search for potential customer's information.

To that effect, Banco de Chile and Banchile Asesoria Financiera S.A. have called to a general shareholders meeting of PROMARKET S.A. for June 20, 2002, in order to amend said Corporation's By-Laws in the manner previously informed.

Yours sincerely,

Pablo Granifo Lavin
General Manager

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF MARCH 31
(Expressed in millions of Chilean pesos)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2002

Banco de Chile



By: Hernan Donoso
Vice-President